EXHIBIT 99.1

Lion Air and Volvo Aero Sign Important Overhaul Contract

GOTEBORG, Sweden, June 13, 2005 (PRIMEZONE) -- The Indonesian airline Lion Air and Volvo Aero have signed an agreement in which Volvo Aero assumes responsibility for the engines to Lion Air's fleet of MD80 aircraft. This represents an order value for Volvo Aero of USD 17 M, about SEK 120 M, annually. The contract may increase, since Lion Air has announced its intention to expand its MD80 fleet during the contract period.

In accordance with the agreement, Volvo Aero assumes main responsibility for overhaul of the engines for Lion Air's MD80 fleet. Volvo Aero will also assist Lion Air in establishing an EBU shop in Jakarta. One engineer from Volvo Aero will be stationed there to be able to provide technical support during the contract period.

Within the framework for the agreement, Volvo Aero will assist Lion Air with technical support functions and work with Lion Air's maintenance planning. It is also agreed that when needed Volvo Aero will provide spare engines. Volvo Aero Services has also a possibility to provide Lion Air various spare parts for the MD80 aircraft.

"We have been providing maintenance for served airlines in Indonesia for more than ten years and we are very pleased to have been selected as serviceprovider for another operator on the Indonesian ground," says Stefan Kylhammar, head of Volvo Aero's Engine Services business area.

The contract is within the framework for Volvo Aero's planned annual volume and will not result in any new employment.

Lion Airlines is an Indonesian scheduled passenger carrier that operates from Jakarta to domestic and international destinations. It is seeking to develop a regional network across the central and eastern islands of the archipelago to feed passengers into its trunk and international jet services. Lion Airlines was established in October 1999 and began scheduled passenger services on June 30, 2000 between Jakarta and Pontianak using a leased Boeing 737-200.

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:
Goran Norden, Volvo Aero
+ 46 70 6627480